

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 4, 2007

Ms. Anna M. Williams
Chief Financial Officer
HKN Inc.
180 State Street, Suite 200
Southlake, TX 76092

       Re: **HKN Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2006
               Filed February 28, 2007
               File No. 1-10262

Dear Ms. Williams:

       We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Risk Factors

Our financial condition may suffer if estimates of its oil and gas reserve information …, page 7

1.   Please expand your disclosure to clarify that you also comply with US GAAP's definition of proved oil and gas reserves.

2.   Please remove your references to the SEC on page 8. The measures that you describe appear to be those that are determined based on the guidance in SFAS 69.

Deconsolidation of Global, page 22

3.   We note that you have reported certain information for 2005, and 2004 that you refer to as pro forma. Please revise your filing to remove this disclosure as it does not appear to comply with Article 11 of Regulation S-X which permits the presentation of a pro forma income statement for the latest year-end and most recent interim period. You may discuss revenues and direct operating expenses on a retroactive combined basis.

Quantitative and Qualitative Disclosures of Market Risks, page 39

4.   We note your disclosure on page 7 that "During 2006, [you] began engaging in the active management of investments in energy industry securities traded on domestic securities exchanges." Please expand your disclosure to categorize market risk sensitive instruments into instruments entered into for trading purposes and instruments entered into for purposes other than trading. Within both the trading and other than trading portfolios, present separate quantitative information, to the extent material, for each market risk exposure category (i.e., interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market risks, such as equity price risk). Refer to Item 305(a)(1) of Regulation S-K.

5.   We note that you have disclosure certain information regarding your commodity derivatives and certain written options that you held at December 31, 2006. Please expand your disclosure to clarify the type of the risk for which you are providing disclosure and explain which disclosure option you have used to comply with the requirements of Item 305 of Regulation S-K.

6.   Please disclose how you determined fair value of the written options.

Financial Statements

Consolidated Balance Sheets, page 42

7.   Please separately state on the face of your balance sheet the aggregate costs of unproved properties. Refer to Rule 4-10(c)(7)(ii) of Regulation S-X for guidance.

8.   Please revise your presentation of minority interest to report it separately on the balance sheet outside of liabilities.

Consolidated Statements of Cash Flows, page 45

9.   We note that you present Discontinued operations as an operating cash flow. Please note that SFAS 95 does not support presenting operating, investing, and financing cash flows from discontinued operations all within the operating cash flows category. Therefore, please revise your presentation as appropriate. Please visit our website at the following address under the topic heading Cash Flow Statements for further information on this area of financial reporting.

        http://www.sec.gov/news/speech/spch120605jl.htm

Note 2 – Investment in Global, page 51

10.   We note your disclosure that states you are accounting for your 34% equity interest in Global using the cost method. We further note your disclosure that indicates Global is able to provide you with financial results on a semi-annual basis. Please refer to paragraph 19(g) of APB Opinion 18, and tell us why you believe the cost method of accounting for this investment is appropriate.

11.   Please modify your pro forma presentation to present the amounts as previously reported with a separate column identifying the adjustments made to arrive at a pro forma results. Please refer to Rule 11-02(b)(4) of Regulation S-X for guidance.

12.   We note you are using the guidance found in EITF 00-6 to account for various warrants. Please clarify to us and in your document if you were consolidating Global during the entire period the warrants were outstanding. We note your disclosure on page 51 that indicates you were required to consolidate Global as of March 31, 2006. Please refer to paragraph 7 of EITF 00-6 for additional guidance.

Note 20 – Restatement of Consolidated Financial Statements, page 80

13.   We note your disclosures regarding the restatement matter. We are unable to locate an Item 4.02 Form 8-K related to this restatement event. Please explain why you have not timely filed a Form 8-K to notify investors that previously issued financial statements should not be relied upon.

Controls and Procedures, page 82

14.   We note your disclosures regarding the restatement event and the related timing of notice received from third parties that resulted in the restatement. Please explain how you were able to conclude that your disclosure controls and procedures were effective as of the end of the period covered by your annual report.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief